Mail Stop 4561
Via Fax (630) 372-8077

June 27, 2008

John Schoen
Chief Financial Officer
PCTEL, Inc.
471 Brighton Drive
Bloomingdale, IL 60108

> **Re: PCTEL, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed on March 21, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed on April 28, 2008**
> **Forms 8-K filed on February 19, 2008 and April 24, 2008**
> **File No. 000-27115**

Dear Mr. Schoen:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for Continuing Operations, page 18

1.   We note within your discussion of revenue fluctuations that there are instances where two or more sources of a material change have been identified, but the sources that contributed to the change were not quantified (e.g. increase in revenue for scanning receiver product revenues, decline in antenna product revenues due to exit from UMTS antenna market, etc.). Please tell us how you have considered quantifying each source that contributed to a material change in your MD&A discussion pursuant to Section III. D of SEC Release 33-6835 and how you intend to comply with such guidance. In addition, tell us how you considered providing volume and/or pricing data to further explain changes within your continuing product line of scanning receiver products within your BTG reporting segment.

Liquidity and Capital Resources, page 23

2.   We note that your discussion of cash flows from operating activities primarily recites the information seen on the face of your cash flow statement. Tell us how you considered disclosing the underlying reasons for material changes in your operating cash flows to better explain the variability in your cash flows pursuant to the guidance of Section IV of SEC Release No. 33-8350. In your response, please address why accounts receivable and inventory increased from fiscal 2006 to 2007 despite the decrease in revenue and cost of revenue.

Notes to the Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Short-Term Investments, page 42

3.   We note that at December 31, 2007, the Company held short-term investments of $38.9 million, which represented fund shares in the Columbia Strategic Cash Portfolio ("CSCP"). With regards to this investment, please provide us with the following information:
   •   It appears from your Statement of Cash Flows that these securities were classified as cash and cash equivalents at December 31, 2006 and transferred to short-term investments at December 31, 2007. Please confirm.
   •   Tell us the amount originally invested in these CSCP funds and tell us how this compares to the carrying value at December 31, 2007 and March 31,

2008. In this regard, it appears that the Company recognized realized losses of $0.6 million during the year ended December 31, 2007 and unrealized losses of $0.5 million for the quarter ended March 31, 2008. Therefore, is it correct to assume that this portfolio has only decreased in value by approximately $1.1 million? If so, please explain further how you determined that a decrease in value of approximately 3% is sufficient considering the underlying assets of this fund (corporate financial institution debt, residential mortgages, credit card debt and auto loans).

- Please explain further the methodology used to fair value this fund. For instance, you indicate that management uses the net asset value per fund share provided by the CSCP fund manager as the basis for the Company's determination of fair value. Please tell us exactly how you use the information provided by CSCP. Are you relying solely on CSCP's fund value in determining fair value or do you rely on other inputs as well? In addition, we note that these funds are not currently tradable and further liquidation is dependent upon the commercial paper market returning to historical levels of liquidity. Please tell us how you factored these facts into your valuation analysis.

- Tell us how the value of the fund changed, if at all, subsequent to March 31, 2008.

- Please explain further how you determined what portion of the portfolio should be classified to long-term assets at March 31, 2008. In your response, please provide the weighted average lives of the underlying securities that were used in your determination.

Note 2. Earnings per Share, page 48

4.   Please explain the adjustment to the basic weighted average shares outstanding for "weighted average shares subject to repurchase." Tell us specifically which shares have repurchase options and tell us how you determined that classification of such shares upon issuance as equity versus liabilities is appropriate. In your response, tell us the specific literature you are relying upon. Also, tell us how you considered including a discussion of the shares subject to repurchase in the financial statement footnotes.

Note 10. Commitments and Contingencies, page 60

5.   We note your discussion of the $7.0 million settlement agreement with Agere Systems. We further note that you recorded the entire settlement as license revenue in fiscal 2006. Regarding this settlement, please provide us with the following information:

- Please explain further your disclosure that the terms of the settlement agreement were "favorable" to the Company and tell us the terms of the license agreement (i.e. the term, if it was for back royalties, etc.);

- Tell us if the claims with Lucent were also released as part of the settlement agreement;
- Tell us if you still maintain a customer relationship with Agere Systems or Lucent;
- This settlement appears to include several elements (i.e. the settlement of outstanding patent infringement claims and a perpetual license). Tell us how you considered the allocation guidance of EITF 00-21 related to bifurcating the multiple-element settlement and tell us how you determined the value of each element; and
- Tell us how you determined that classification as revenue versus an operating gain was appropriate.

Note 12. Stock-based Compensation, page 61

6.   Tell us how you considered disclosing the total intrinsic value of options exercised (or share units converted) for each year in which an income statement is presented pursuant to paragraph A240(c)(2), as your current disclosures appear to lack this information.

Schedule II, page 78

7.   With regards to your inventory reserves, tell us how you considered Chapter 4 footnote 2 of ARB 43 and SAB Topic 5(BB), which indicates that inventory write-downs due to obsolescence establish a new cost basis and should not be presented as a reserve. Tell us whether inventory previously written down to the estimated net realizable value is ever written back up due to changes in future demand and market conditions. Additionally, tell us whether any such inventory was subsequently sold and resulted in a higher gross margin due to the previous write-downs and if so, whether such sales were material to the years presented in your financial statements.

Definitive Proxy Statement filed April 28, 2008

Compensation Discussion and Analysis

Annual Compensation Process, page 18

8.   We note from your disclosure on page 19 that your CEO provides significant assistance to the compensation committee in setting compensation levels for your other officers and managers. Consider revising this disclosure in future filings to provide a more robust discussion on the role of your CEO in the compensation process. Your disclosure should address how your CEO provides input or makes recommendations to the compensation committee regarding the compensation of other executive officers. For example, you should disclose whether Mr. Singer

has the ability to call or attend portions of compensation committee meetings, whether he meets with any consultants used by the compensation committee, and what input he has as compensation packages are being crafted and discussed by the compensation committee.

Short Term Incentive Plan, page 26

9.   We note that you have disclosed the corporate performance targets that were used to determine the bonuses awarded to your named executive officers under your 2007 Short Term Incentive Plan. However, you do not appear to have disclosed the individual unit performance targets that were factors in determining the bonus awards for Messrs. Miller, Nair and Rugeles. It appears from the Summary Compensation Table that these targets included "controlled revenue" and "controlled EBTA." Please note that as these targets appear to be material to your compensation policy, they should be disclosed pursuant to Item 402(b)(2)(v) of Regulation S-K. To the extent that it is appropriate to omit specific targets because disclosure may result in competitive harm and you provide information pursuant to Instruction 4 to Item 402(b) of Regulation S-K, general statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient. For example, we note your disclosure on page 27 that you designed your Short Term Incentive Plan to create a "meaningful challenge." In future filings, please consider providing more detail on how difficult it will be for the Company and its executives to achieve the target levels. For example, consider disclosure that addresses the relationship between historical and future achievement and the extent to which the compensation committee set the incentive parameters based upon a probability that the company and its executive officers would achieve the performance objectives.

Forms 8-K filed on February 19, 2008 and April 24, 2008

10.   We note your presentation of a full non-GAAP condensed consolidated statements of operations in the Forms 8-K noted above. We believe the presentation of a full non-GAAP operating statement appearing in this Form 8-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove this presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.), provided each one complies with Item 10 of Regulation S-K and the Division of Corporation

Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial
Measures, Question 8.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

- staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
by the Commission or any person under the federal securities laws of the United
States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3735 or Barbara C. Jacobs, Assistant Director, at (202) 551-3462.

Sincerely,

Kathleen Collins
Accounting Branch Chief